Exhibit (h)(29)


August 23, 2000


State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

RE: PROCESSING INSTRUCTIONS

Westcore Trust (the "Trust") hereby authorizes and instructs State Street Bank and Trust Company, and its service company, Boston Financial Data Services, Inc., (collectively "State Street"), as transfer agent for the portfolios covered under the Transfer Agency and Services Agreement, dated January 4, 1993, as now or hereafter amended (the "Agreement"), (i) to accept facsimile transaction requests on behalf of individual shareholders received from broker/dealers of record authorized by the Trust, third-party administrators ("TPAs") authorized by the Trust or the Trust; (ii) that such broker/dealers, TPAs and the Trust are duly authorized to initiate such transactions on behalf of the shareholders; and (iii) that the original source documentation is in good order and the Trust or the broker/dealers and TPAs will retain such documentation.

With regard to facsimile transaction requests for a change in wiring instructions or for redemptions, the proceeds of which are to be paid to third parties or wired to a different account per the UCC Article 4A Security Procedures, a call back to a party authorized by the Trust to give instructions to State Street, other than the facsimile transmitting party, at the Trust, is sufficient to verify the authenticity of such request.

In consideration of honoring the Trust's instruction above, State Street, its agents and subcontractors shall be entitled to the indemnification protections afforded under the Agreement. The provisions of the Agreement remain in effect, including the standard of care applicable to State Street and its obligations to maintain records.

The names "Westcore Trust" and "Trustees of Westcore Trust" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended July 16, 1990 and as may be further amended from time to time which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust. The obligations of "Westcore Trust" entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are not made individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

WESTCORE TRUST

[NOTE:  MUST BE SIGNED BY AUTHORIZED OFFICER OF THE TRUST.]

By: /s/ Jasper R. Frontz
    ----------------------------
Title: Treasurer


                                  ACKNOWLEDGED:
                                  STATE STREET BANK AND TRUST COMPANY

                                  By: /s/ Illegible
                                      ----------------------------
                                  Title: Vice Chairman